Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
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                                                                                                                        Nine Months
                                                                                                                           Ended
(in thousands)                                                                   Year Ended September 30,                 June 30
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                                                                   2000       2001        2002       2003       2004        2005
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
Fixed Charges Computation
     Interest expensed and capitalized                           $  3,603   $    145    $   417    $12,060    $ 13,857   $  38,271
     Amortized premiums, discounts, and capitalized
       expenses related to indebtedness                             3,034         79        136      3,857       6,031       8,744
     Reasonable approximation of interest within rental expense        26         20         72      1,139       1,462       1,703
                                                                 ------------------------------------------------------------------
Total Fixed Charges                                                 6,663        244        625     17,056      21,350      48,718

Preferred equity dividends                                            378        113          -          -           -           -
                                                                 ------------------------------------------------------------------
Total Fixed Charges and Preferred Equity Dividends                $ 7,041      $ 357      $ 625    $17,056     $21,350    $ 48,718
                                                                 ==================================================================

Earnings Computation
Pre-tax income from continuing operations before adjustment
  for minority interests in consolidated subsidiaries or
  income or loss from equity investees                            $ 8,642   $ 14,468    $40,236    $60,081    $105,107   $ 109,151
Plus
     Fixed charges                                                  7,041        357        625     17,056      21,350      48,718
Minus
     Interest capitalized                                               -          -          -        230         435         370
                                                                 ------------------------------------------------------------------
Total Earnings                                                   $ 15,683   $ 14,825    $40,861    $76,907    $126,022   $ 157,499
                                                                 ==================================================================

Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends                                                    2.23      41.53      65.38       4.51        5.90        3.23
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